11:29 AM
01/14/21
Accrual Basis

Childwise International LLC
Profit & Loss
January through December 2018

		Jan - Dec 18
Ordinary Income/Expense		
Income		
Sales income		30,980.00
Total Income		30,980.00
Cost of Goods Sold		
Cost of Services Sold		
Student Training Materials	1,938.00	
Total Cost of Services Sold		1,938.00
Total COGS		1,938.00
Gross Profit		29,042.00
Expense		
Advertising and Promotion		
Sponsorship Fee	10,000.00	
Total Advertising and Promotion		10,000.00
Bank Fees		30.00
Computer and Internet Expenses		
iPhone apps	5.30	
Total Computer and Internet Expenses		5.30
Travel Expense		
Airfare	3,288.00	
lodgings	1,755.00	
Travel Expense - Other	20,000.00	
Total Travel Expense		25,043.00
Total Expense		35,078.30
Net Ordinary Income		-6,036.30
Net Income		**-6,036.30**